CONSENT OF QUALIFIED PERSON

May 29, 2014

I, Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled “NI43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” (the “Technical Report”), prepared for Great Panther Silver Limited and dated May 9th, 2014 (effective date November 30th, 2013), and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated May 29, 2014 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Robert F. Brown”
Robert F. Brown, P. Eng.
Vice President, Exploration